

DIVISION OF
CORPORATION FINANCE



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06025708

DC: No Act

February 13, 2006

Rose A. Ellis
Assistant General Counsel and Corporate Secretary
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60675

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2006

Re: Northern Trust Corporation

Dear Ms. Rose:

This is in regard to your letter dated February 9, 2006 concerning the shareholder proposal submitted by the Massachusetts Laborers' Pension Fund for inclusion in Northern Trust's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Northern Trust therefore withdraws its December 21, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park
Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

73124

December 21, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Northern Trust Corporation Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated October 25, 2005 from Thomas P. V. Masiello, on behalf of the Massachusetts Laborers' Pension Fund (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Northern Trust Corporation (the "Company"), including the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reason why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2006 annual meeting of stockholders (the "2006 Meeting") pursuant to Rules 14a-8(i)(9) and 14a-8(i)(10).

We wish to inform you (and, by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

I. The Proposal

The Proponent has requested that the following Proposal being included in the Proxy Statement:

> That the shareholders of the Company hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that directors nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company's Proxy Statement pursuant to Rules 14a-8(i)(9) and 14a-

8(i)(10) as the Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2006 Meeting and has been substantially implemented.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with One of the Company's Own Proposals to Be Submitted to Shareholders at the 2006 Meeting

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal if such proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting. Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the Staff has consistently permitted companies to exclude shareholder proposals if there is some basis for concluding that the shareholder proposal and the company's proposal present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results.

The Company intends to submit to shareholders a proposal to amend the Company's charter to eliminate cumulative voting so that the Board of Directors can amend the bylaws to do the same and adopt a corporate governance provision providing for the submission of a letter of resignation by any director in an uncontested election who receives a majority of the votes cast "withheld" from such director. The Proposal conflicts with the Company's proposal because the Proposal simply instructs the Company to initiate a process to amend the documents, whereas the Company's proposal requests approval to actually amend the documents. If the Proposal is submitted in addition to or rather than the Company's proposal, it could result in a year long delay while the Board of Directors "initiate the appropriate process" to do what the Company's proposal would do immediately. Because of this conflict, the Proposal may be properly excluded from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented By the Company

Pursuant to Rule 14a-8(i)(10), a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. The substantially implemented standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarified the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. The Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has taken steps to fulfill the underlying goal of the proposal.

The Company has taken steps to fulfill the underlying goal of the proposal by preparing and planning to submit to shareholders a proposal to amend the Company's charter to eliminate cumulative voting so that the Board of Directors can amend the bylaws to do the same and adopt a corporate governance provision providing for the submission of a letter of resignation by any director in an uncontested election who receives a majority of the votes cast "withheld" from such director. The Company's proposal substantially implements what the Proposal requests that the Board of Directors "initiate the appropriate process" to do. Therefore, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

V. Conclusion

Based on the foregoing, the Company believes the Proposal may be excluded in its entirety from the Company's Proxy Statement for the 2006 Meeting. The Company seeks a determination by the staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. If you have any questions or need additional information, please contact the undersigned at (312) 557-8265.

Sincerely,

Northern Trust Corporation



By: ______________________
Name: Kelly R. Welsh
Title: Executive Vice President and General Counsel

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax (312) 630-1596

October 25, 2005

Ms. Rose A. Ellis
Corporate Secretary
Northern Trust
50 South LaSalle Street
Chicago, IL 60675

Dear Ms. Ellis,

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Northern Trust ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholder.

Ms. Rose A. Ellis
Corporate Secretary
October 25, 2005
Page 2

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,



Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Northern Trust ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMorgan, Marathon Oil,
Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Northern Trust Corporation
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

Rose A. Ellis
Assistant General Counsel and Secretary

RECEIVED
2006 FEB 13 PM 2:16
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 9, 2006

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Northern Trust Corporation Withdrawal of Request in Letter dated December 21, 2005

Ladies and Gentlemen:

We are writing to withdraw our request for no action relief, made in a letter to you dated December 21, 2005 and attached hereto as Exhibit A, regarding the omission of a stockholder proposal submitted by the Massachusetts Laborers' Pension Fund (the "Proponent") from our proxy statement pursuant to Rule 14a-8. The issues we raised in such request are now moot due to the Proponent's decision to withdraw its proposal as set forth in the letter attached hereto as Exhibit B.

If you have any questions regarding this matter, please do not hesitate to contact the undersigned at (312) 444-3714.

Sincerely,

Northern Trust Corporation

By: [signature]
Name: Rose A. Ellis
Title: Assistant General Counsel and Corporate Secretary

Exhibit A

December 21, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Northern Trust Corporation Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby enclose six copies of the following:

1. A letter dated October 25, 2005 from Thomas P. V. Masiello, on behalf of the Massachusetts Laborers' Pension Fund (the "Proponent"), the beneficial owner of at least $2,000 in market value of voting securities of Northern Trust Corporation (the "Company"), including the Proponent's proposal for action at the Company's forthcoming annual meeting and the statement of the Proponent in support thereof (collectively, the "Proposal").

2. This statement setting forth the reason why the Proposal may properly be omitted from the Company's proxy statement (the "Proxy Statement") for the 2006 annual meeting of stockholders (the "2006 Meeting") pursuant to Rules 14a-8(i)(9) and 14a-8(i)(10).

We wish to inform you (and, by copy of this letter, the Proponent) of the intended omission and to explain the reasons for the Company's position.

I. The Proposal

The Proponent has requested that the following Proposal being included in the Proxy Statement:

> That the shareholders of the Company hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that directors nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

The full text of the Proposal is set forth in the letter from the Proponent attached hereto as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Company's Proxy Statement pursuant to Rules 14a-8(i)(9) and 14a-

8(i)(10) as the Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2006 Meeting and has been substantially implemented.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with One of the Company's Own Proposals to Be Submitted to Shareholders at the 2006 Meeting

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal if such proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting. Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the Staff has consistently permitted companies to exclude shareholder proposals if there is some basis for concluding that the shareholder proposal and the company's proposal present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results.

The Company intends to submit to shareholders a proposal to amend the Company's charter to eliminate cumulative voting so that the Board of Directors can amend the bylaws to do the same and adopt a corporate governance provision providing for the submission of a letter of resignation by any director in an uncontested election who receives a majority of the votes cast "withheld" from such director. The Proposal conflicts with the Company's proposal because the Proposal simply instructs the Company to initiate a process to amend the documents, whereas the Company's proposal requests approval to actually amend the documents. If the Proposal is submitted in addition to or rather than the Company's proposal, it could result in a year long delay while the Board of Directors "initiate the appropriate process" to do what the Company's proposal would do immediately. Because of this conflict, the Proposal may be properly excluded from the Company's Proxy Statement pursuant to Rule 14a-8(i)(9).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because the Proposal Has Already Been Substantially Implemented By the Company

Pursuant to Rule 14a-8(i)(10), a company may exclude a shareholder proposal if the company has already substantially implemented such proposal. The substantially implemented standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarified the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. The Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has taken steps to fulfill the underlying goal of the proposal.

The Company has taken steps to fulfill the underlying goal of the proposal by preparing and planning to submit to shareholders a proposal to amend the Company's charter to eliminate cumulative voting so that the Board of Directors can amend the bylaws to do the same and adopt a corporate governance provision providing for the submission of a letter of resignation by any director in an uncontested election who receives a majority of the votes cast "withheld" from such director. The Company's proposal substantially implements what the Proposal requests that the Board of Directors "initiate the appropriate process" to do. Therefore, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

V. Conclusion

Based on the foregoing, the Company believes the Proposal may be excluded in its entirety from the Company's Proxy Statement for the 2006 Meeting. The Company seeks a determination by the staff of the Division of Corporation Finance that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. If you have any questions or need additional information, please contact the undersigned at (312) 557-8265.

Sincerely,

Northern Trust Corporation

By: 
Name: Kelly R. Welsh
Title: Executive Vice President and
General Counsel

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax (312) 630-1596

October 25, 2005

Ms. Rose A. Ellis
Corporate Secretary
Northern Trust
50 South LaSalle Street
Chicago, IL 60675

Dear Ms. Ellis,

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Northern Trust ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 2,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholder.

Ms. Rose A. Ellis
Corporate Secretary
October 25, 2005
Page 2

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,



Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Northern Trust ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMorgan, Marathon Oil,
Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit B

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

Sent Via Fax 312-444-4134

February 8, 2006

Ms. Rose A. Ellis
Corporate Secretary
Northern Trust
50 South LaSalle Street
Chicago, IL 60675

Dear Ms. Ellis:

Thank you for agreeing to initiate the process of implementing "majority vote" in your bylaws and governance guidelines. Because of that agreement, we hereby withdraw our proposal regarding such that was submitted for inclusion in the 2006 proxy statement.

Very truly yours,



Thomas P. V. Masiello
Administrator

TPVM/dmk

Cc: Linda Priscilla

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

January 20, 2006

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject: Response to Northern Trust Corporation's Request for No-Action Advice Concerning the Massachusetts Laborers' Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund ("Fund") hereby submits this letter in reply to Northern Trust Corporation's ("Northern Trust" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2006 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion under both Rules 14a-8(i)(9) and (i)(10) and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company argues that the Proposal may be omitted under Rule 14a-8(i)(9) because it conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting. However, such is not the case and the Company's request should be denied.

The Company states:

> The Company intends to submit to shareholders a proposal to amend the Company's charter to eliminate cumulative voting so that the Board of Directors can amend the bylaws to do the same and adopt a corporate governance provision providing for the submission of a letter of resignation by any director in an uncontested election who receives a majority of the votes cast 'withheld' from such director. The Proposal conflicts with the Company's proposal because the Proposal simply instruct the Company to initiate a process to amend the documents, whereas the Company's proposal requests approval to actually amend the documents.

This argument appears almost to be arguing that the Company has substantially implemented the Proposal because the "Company proposal requests approval to actually amend the documents." As we will show below, the Staff has recently rejected companies' request to omit the Proposal on substantial implementation grounds. Most important, this argument by the Company that it is seeking to "actually amend the documents" overlooks the critical fact, which is that the amendment to the document the Proposal seeks provides that directors be elected by a majority of votes cast and has nothing whatsoever to do with cumulative voting or director resignation policies.

The Proposal submitted by the Fund provides:

> Resolved, That the shareholders of Northern Trust ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

The Proposal relates to the standard for being elected to the board of directors. The Fund seeks a standard that would have directors be elected by a majority of the vote cast rather than the current plurality standard. The fact that the Company intends to submit a proposal to eliminate cumulative voting and then adopt a director resignation policy is irrelevant to the standard for election to the board.

Cumulative voting relates to the manner in which shareholder votes are allocated. Northern Trust's most recent proxy statement provides in pertinent part:

> You may vote cumulatively in the election of directors, a process described below under "Election of Directors."
>
> . . . .
>
> The directors will be elected at the annual meeting by a plurality of all the votes cast (*i.e.,* the 12 nominees for director who receive the most votes will be elected). Votes to "withhold" authority for a nominee or nominees will have no effect on the election of directors, and it is not anticipated that there will be any broker non-votes on this proposal since brokers will have discretion to vote in the election of directors. . . .
>
> . . . .
>
> The enclosed proxy card provides instructions on how to vote for all nominees or to withhold authority to vote for all or one or more nominees. You have cumulative voting rights in the election of directors, meaning that your total number of votes equals the number of your shares of common stock multiplied by 12, the number of directors to be elected. You may allocate these cumulative votes equally among the nominees or otherwise as you specify on the enclosed proxy card. Unless you choose a different allocation and so mark on your proxy card, it is expected that the proxy holders will allocate cumulative votes equally among all nominees for whom authority to vote has not been withheld. However, the proxy holders will have the discretion to allocate cumulative votes differently among those for whom authority to vote

> has not been withheld, so as to elect all or as many nominees as possible depending on the circumstances at the annual meeting. If you wish to exercise your right to cumulative voting, you must provide us with written instructions on the enclosed proxy card; you may not exercise this right by voting by telephone or through the Internet.

Whether the Company maintains a system of cumulative voting or not is irrelevant to the standard for being elected to the Board of Directors. Whether or not votes are cumulated, under the Company's plurality system the nominee receiving more votes than his or her opponent – and virtually all elections are uncontested – will be elected to the Board, even if 99% of votes are withheld from that nominee. As the Company's proxy statement noted, "Votes to 'withhold' authority for a nominee or nominees will have no effect on the election of directors." Further, whether or not the Board has adopted an informal corporate governance guideline that elected directors receiving less than a majority of votes cast will submit their resignation is likewise irrelevant. Cumulative voting relates to how votes are allocated; a director resignation policy relates to post-election procedures dealing with the resignations of legally elected directors. The Proposal relates to the standard for being elected to the Board, a completely different matter. The Company's argument under Rule 14a-8(i)(9) should fail because our Fund's proposal requesting the Board move toward a majority voting standard in no way conflicts with the Board deciding to eliminate cumulative voting.

The Company's argument that the Proposal should be omitted under Rule 14a-8(i) (10) should also be rejected because elimination of cumulative voting and adoption of an informal corporate governance guideline on director resignations does not substantially implement the Proposal, which seeks a change in the legal standard for being elected to the Board of Directors. We note that the Staff has recently rejected substantial implementation arguments raised by companies seeking to omit this exact proposal based on their adoption of director resignation policies. *(See, e.g., Gannet Co., Inc.* January 10, 2006). While other cases may not have presented the precise fact pattern of eliminating cumulative voting, the logic is the same. The Fund's Proposal requesting that the Board initiate the appropriate process to amend the Company's certificate of incorporation or bylaws to provide that director nominees shall be elected by a majority of votes cast is not substantially implemented by a company adopting an informal corporate governance guideline, which could be changed at any time, that seeks the resignation of certain directors legally elected to the Board.

We respectfully submit that the Company has failed to satisfy its burden under Rules 14a-8(i) (9) and (10) and its request should be denied.

Sincerely,



Thomas P. V. Masiello
Administrator

TPVM/dmk

Cc: Ms. Rose Ellis, Corporate Secretary
Linda Priscilla